UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 24, 2024

TORTOISEECOFIN ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40633	98-1583266
(State or other jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

195 US HWY 50, Suite 208
Zephyr Cove, NV	89448
(Address of principal executive offices)	(Zip Code)

(913) 981-1020

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	TRTL.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	TRTL	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	TRTL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On June 24, 2024, One Energy Enterprises Inc. (“One Energy”), which is a party to a previously disclosed Amended and Restated Business Combination Agreement, dated as of February 14, 2024 (as amended, the “Business Combination Agreement”), with TortoiseEcofin Acquisition Corp. III (“TRTL”), among other parties, issued a press release (the “Press Release”) announcing the selection of Selena Cuffe as a nominee to join the board of directors of the surviving public company after the proposed business combination transaction (the “Business Combination”) that is the subject of the Business Combination Agreement is consummated. Assuming the closing of the proposed Business Combination, the surviving public company is expected to be renamed One Power Company. A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this “Current Report”).

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933 (the “Securities Act”), as amended, or the Exchange Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release, dated June 24, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

In connection with the Business Combination, TRTL Holding Corp., a Delaware corporation and wholly-owned subsidiary of TRTL (“Pubco”), has filed a Registration Statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”). SHAREHOLDERS OF TRTL AND ONE ENERGY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRTL, ONE ENERGY, PUBCO AND THE BUSINESS COMBINATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE BUSINESS COMBINATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement, and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy, Pubco, and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Business Combination. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, are set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This report may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, Pubco and the Business Combination and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Business Combination, future financial condition and performance of One Energy or Pubco and expected financial impacts of the Business Combination (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of Closing conditions to the Business Combination, financing transactions, if any, related to the Business Combination, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or Pubco. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including, without limitation: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Business Combination may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Business Combination on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Business Combination disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Business Combination, (ix) the ability to maintain the listing of TRTL’s securities on New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of Pubco after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Business Combination, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all, (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations, (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement and other documents filed or to be filed by TRTL or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or Pubco, will achieve its expectations.

Information Sources; No Representations

The report furnished herewith has been prepared for use by TRTL and One Energy in connection with the Business Combination. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy or Pubco, after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this report. To the fullest extent permitted by law in no circumstances will TRTL, One Energy, or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this report (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this report and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2024

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Exhibit 99.1

One Energy Selects Selena Cuffe to Join One Power

Board at Business Combination Closing

Findlay, Ohio, June 24, 2024 – One Energy Enterprises Inc. (“One Energy”), an industrial power company pursuing a business combination transaction with TortoiseEcofin Acquisition Corp. III (“TRTL”), today announced its selection of Selena Cuffe to join the board of directors of the surviving public company after the proposed business combination (the “Business Combination”), which is expected to be renamed One Power Company (“One Power” and the “One Power Board”). Prior to consummating the Business Combination, TRTL will seek shareholder approval of the transaction, including the appointment of Ms. Cuffe and the other director nominees to the One Power Board.

“It is my honor to announce the selection of Selena as nominee to the One Power Board and welcome her to the team,” said Jereme Kent, CEO of One Energy. “Selena brings decades of experience that include high-profile leadership roles in rapidly-growing companies. Her wide range of growth experiences and executive decision making across a range of industries will be a tremendously valuable asset to the One Power Board as they oversee One Energy’s transition to operating as a public company.”

Selena Cuffe is currently the Chief Growth Officer for professional services firms Blackstone Consulting, Inc. and RJB Properties, and serves on the Board of the Federal Reserve Bank of San Francisco as Los Angeles Branch Director. Ms. Cuffe previously served as President of SodexoMagic, a 6,000-person firm owned by Earvin “Magic” Johnson and was a co-founder of Heritage Link Brands, LLC. Ms. Cuffe earned a Master of Business Administration, with honors, from the Harvard Business School and a Bachelor of Arts in International Relations, with minors in Spanish & Portuguese, from Stanford University.

Selena Cuffe

Upon consummation of the proposed Business Combination, assuming approval of the proposed directors by TRTL shareholders, One Power’s Board will be comprised of seven members, including Ms. Cuffe, possessing a broad range of experience and skills from various industries in key areas such as strategy, development, finance, electric markets, energy policy, and marketing.

One Energy expects to complete its previously announced Business Combination and list on the New York Stock Exchange under the ticker symbol “ONE” later this year.

About One Energy

One Energy Enterprises Inc. is an industrial power company and the largest installer of on-site, behind-the-meter, wind energy in the United States. Recognizing that many large energy consumers want alternatives to legacy utilities, One Energy has developed modern energy services intended to help customers control cost and risk, such as Wind for Industry® and Managed High Voltage®, both elements of One Energy’s plans to build a customer-centric grid of the future. Founded in 2009, One Energy is headquartered in Findlay, Ohio, and currently has approximately 75 employees.

About TortoiseEcofin Acquisition Corp. III

TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company, was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

Additional Information and Where to Find It

In connection with the proposed Business Combination, TRTL Holding Corp., a Delaware corporation and wholly-owned subsidiary of TRTL (“Pubco”), has publicly filed a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Business Combination. SHAREHOLDERS OF TRTL AND ONE ENERGY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRTL, ONE ENERGY, PUBCO AND THE BUSINESS COMBINATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE BUSINESS COMBINATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement, and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the proposed Business Combination (also referred to herein as the “Proposed Transaction”). TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading, in addition to the information contained in the Registration Statement, TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, is set forth in the Registration Statement. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, Pubco and the Business Combination and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of One Energy or Pubco and expected financial impacts of the Proposed Transaction (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of conditions for the consummation of the Proposed Transaction (the “Closing”), financing transactions, if any, related to the Proposed Transaction, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or Pubco. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Proposed Transaction may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Proposed Transaction on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of TRTL’s securities on the New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of Pubco after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations; (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by Pubco in connection with the Proposed Transaction and other documents filed or to be filed by TRTL or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or Pubco, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by TRTL and One Energy in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy, or Pubco after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will TRTL, One Energy, or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

CONTACTS

For Investors:

John Ragozzino Jr., CFA

ICR, Inc.

OnePowerIR@icrinc.com

For Media:

Matt Dallas

ICR, Inc.

OnePowerPR@icrinc.com